Filed by Vivint Solar, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Vivint Solar, Inc.

(Commission File No. 001-36642)

Integration Update: Major Milestone, Integration, and FAQs

Wednesday, August 19, 2015

Hello, everyone. It has been a few weeks since we announced the pending merger of Vivint Solar with SunEdison and it’s high time for an update on our integration progress thus far.

Major Milestone Passed

I am pleased to announce that the Federal Trade Commission as well as the Department of Justice—the governmental organizations responsible for reviewing this merger from an anti-trust perspective—have completed their review and have notified us they will not be taking any action. In other words, we have been cleared by the government antitrust agencies to proceed with the merger.

Integration Team

To facilitate the integration process, we have created a small Integration Team that consists of executives and other representatives from Vivint Solar and SunEdison. This Integration Team is neck deep in the early planning stages and has the difficult job of determining how to best bring our two companies together. Throughout these early discussions, the Integration Team has talked a lot about Vivint Solar’s and SunEdison’s shared vision for the future and how this will impact our new identity as a unified team. The goal of the Integration Team is to make sure both of our businesses emerge from this merger better and stronger.

Other groups at the corporate level have also begun to meet with their counterparts at SunEdison. These efforts are being coordinated by the Integration Team to ensure we are adhering to the strict guidelines we are obligated to follow during this pre-closure period.

Thinking Ahead - “Us” vs. “Them”

It is worth reminding everyone that we must be diligent about conducting “business as usual” during this period. Both companies are required to remain completely independent until the merger is complete.

But that doesn’t prevent me from talking about one of the biggest adjustments we will all be required to make once the merger is finalized—our vocabulary. Speaking in terms of “us” and “them” will no longer be acceptable. We will need to think and speak as a unified team.

This sounds easy in theory, but can be difficult in practice. The reality is that it is hard work to integrate two distinct cultures, even if those cultures align where it matters most. Our cultural identity is part of who we are, just as their cultural identity is part of who they are. Co-creating our new cultural identity as a unified team will be one of the most enduring and important responsibilities we will all share. Using the right vocabulary will be an important first step.

FAQs

Thank you for the many questions you have submitted. Click here to read the most updated FAQs. As a reminder, there are some things we simply cannot answer at this time.

Q2 Results

Last Tuesday we released our Q2 results. I wanted to take a minute to thank everyone for another great quarter. We are well into Q3 now and we need to stay focused. Let’s hit those numbers!

Greg Butterfield

CEO, Vivint Solar

GetThereFaster@vivintsolar.com

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the completion of the merger, future growth and financial performance and the ability of SunEdison to finance aspects of the merger, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe,” “will” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although Vivint Solar believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct or that it will receive any of the anticipated benefits of the closing of the merger, and actual results may vary materially. For example, (1) if the merger is not consummated, Vivint Solar will not receive any of the anticipated benefits of the merger; (2) Vivint Solar may be unable to obtain the stockholder approval required for the merger; (3) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (4) conditions to the closing of the merger may not be satisfied; (5) an unsolicited offer of another company to acquire assets or capital stock of Vivint Solar could interfere with the merger; (6) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the TERP Purchase Agreement; (7) problems may arise in integration, which may result in less effective or efficient operations; (8) problems may arise with respect to the anticipated separation of Vivint Solar from Vivint, Inc., and with respect to our future plans for branding; (9) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (10) the credit ratings of the combined company or its subsidiaries may be different from what SunEdison and TerraForm Power expect; (11) the businesses of the companies may suffer as a result of uncertainty surrounding the merger and the related transactions; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (13) our current expectations with respect to the effect of the merger on management and employees, including recruiting, positions, office closures, bonus plans and perks, may change in a way that could adversely affect our business, management, and employees; (14) Vivint Solar may not be able to successfully enter into new markets or provide new products as anticipated; (15) construction of our new headquarters in Lehi, UT, may be subject to unanticipated costs, delays or liabilities that could adversely affect Vivint Solar; and (16) the companies may be adversely affected by other economic, business, and/or competitive factors, including industry-specific factors, and for this or any other reason, may be unable to achieve any of their 2015 company goals. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Vivint Solar, SunEdison and Terraform Power described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Vivint Solar, SunEdison and TerraForm Power on the date hereof, and neither Vivint Solar, SunEdison not TerraForm Power assumes any obligation to update or revise any such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in those statements will be achieved or will occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as required by law, Vivint Solar does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. You should read the documents Vivint Solar has filed with the SEC for more complete information about the company. These documents are available on both the EDGAR section of the SEC’s website at www.sec.gov and the Investor Relations section of the company’s website at www.vivintsolar.com.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger transaction between SunEdison and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. SunEdison intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of SunEdison and a proxy statement of Vivint Solar, and Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A. SunEdison and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT,

PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNEDISON, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by SunEdison (when they become available) may be obtained free of charge on SunEdison’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Vivint Solar, Inc., care of Vivint Solar Investor Relations, 3301 N Thanksgiving Way, Ste. 500, Lehi, UT, 84043. Investors and security holders may also read and copy any reports, statements and other information filed by SunEdison or Vivint Solar, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

SunEdison, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SunEdison’s directors and executive officers is available in its proxy statement filed with the SEC by the Company on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.